UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hi-Tech Pharmacal Co., Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

42840B101

(CUSIP Number)

Joseph Bonaccorsi
Senior Vice President, General Counsel and Secretary
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, Illinois 60045
(847) 279-6100

With copies to:

David Fox
Keith S. Crow, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 42840B101

1	NAME OF REPORTING PERSONS Akorn, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,615
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,615*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%**
14	TYPE OF REPORTING PERSON CO

*
Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 13,594,182 shares of Issuer Common Stock outstanding as of August 23, 2013, as set forth in the merger agreement described in Item 4 hereof.

CUSIP No. 42840B101

1	NAME OF REPORTING PERSONS Akorn Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,615
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,615*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%**
14	TYPE OF REPORTING PERSON CO

*
Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 13,594,182 shares of Issuer Common Stock outstanding as of August 23, 2013, as set forth in the merger agreement described in Item 4 hereof.

Item 1.   Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”), of Hi-Tech Pharmacal Co., Inc., a Delaware corporation (“Hi-Tech” or the “Issuer”). The principal executive office of Hi-Tech is located at 369 Bayview Avenue, Amityville, New York 11701.

Item 2.   Identity and Background

This statement is being jointly filed by Akorn, Inc., a Louisiana corporation (“Akorn”), and Akorn Enterprises, Inc., a Delaware corporation and wholly owned subsidiary of Akorn (“Merger Sub”).

The principal executive office of Akorn is located at 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045.  Akorn’s telephone number is (847) 279-6100.  Information as to each of the executive officers and directors of Akorn is set forth on Schedule I. Akorn is a niche pharmaceutical company engaged in the development, manufacture and marketing of multisource and branded pharmaceuticals. Akorn has manufacturing facilities located in Decatur, Illinois, Somerset, New Jersey and Panota Sahib, India where it manufactures ophthalmic and injectable pharmaceuticals.

The principal executive office of Merger Sub is located at 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045.  Merger Sub’s telephone number is (847) 279-6100.  Information as to each of the officers and directors of Merger Sub is set forth on Schedule I.  Merger Sub is a wholly owned subsidiary of Parent.  Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions.

Akorn and Merger Sub are collectively hereinafter referred to as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 5.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Voting Agreement and irrevocable proxies contained therein (the “Voting Agreement”) and the Joinders to the Voting Agreement (the “Joinders”) described in Item 4 of this statement (the terms of which are hereby incorporated by reference) were entered into by Akorn and certain stockholders of Hi-Tech (the “Stockholders”) as an inducement for Akorn to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 26, 2013, by and among Akorn, Hi-Tech, and Merger Sub.  Akorn did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement or the Joinders.

Akorn presently expects that the merger consideration to be paid by it to the holders of Issuer Common Stock following consummation of the transactions contemplated by the Merger Agreement will be funded through a combination of debt financing to be obtained by Akorn and cash on hand at Hi-Tech.

Akorn has received a debt commitment letter (the “Debt Commitment Letter”) from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively, the “Debt Commitment Parties”) to provide, subject to the conditions set forth in the Debt Commitment Letter, credit facilities (the “Credit Facilities”) to Akorn, consisting of: (a) up to $600 million in a senior secured term loan facility with a term of seven (7) years (the “Term Loan”), and (b) up to $75 million of a senior secured revolving loan facility with a term of five (5) years (the “Revolving Facility”).  The purpose of the Term Loan is to provide financing for the Merger, allow repayment of certain existing indebtedness of Hi-Tech, and pay related fees and expenses (including any original issue discount).  The Revolving Facility may be used by Akorn to fund working capital and for other corporate purposes.

The commitment of the Debt Commitment Parties with respect to the Credit Facilities expires upon the earliest to occur of (i) 11:59 p.m. New York City time on the Termination Date (as defined in the Merger Agreement), (ii) the date of the funding of the Credit Facilities and the consummation of the Merger, (iii) the closing of the Merger without the use of the Credit Facilities and (iv) the date on which the Merger Agreement shall be terminated prior to the closing of the Merger.  The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in the Debt Commitment Letter. Under the terms of the Merger Agreement, each of Akorn and Merger Sub has agreed to use its reasonable best efforts to arrange the debt financing on terms and conditions not materially less favorable (taken as a whole) than the terms and conditions described in the Debt Commitment Letter, and to arrange alternative financing if the debt financing under the Debt Commitment Letter becomes unavailable.

The foregoing description of the Debt Commitment Letter is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is attached as Exhibit 4 and is incorporated herein by reference.

Item 4.   Purpose of Transaction

Merger Agreement

On August 26, 2013, Akorn and Hi-Tech entered into the Merger Agreement, providing for the merger of Merger Sub with and into Hi-Tech, with Hi-Tech surviving the merger as a wholly-owned subsidiary of Akorn (the “Merger”). Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger, each share of Issuer Common Stock (each a “Share”), issued and outstanding immediately prior to such time, other than shares of Common Stock owned by Hi-Tech, Akorn, Purchaser or any other wholly-owned subsidiary of Akorn or Hi-Tech (each of which will be cancelled), and other than shares of Common Stock as to which dissenters’ rights have been properly exercised, shall be cancelled and converted into the right to receive $43.50 in cash (the “Merger Consideration”), without interest, less any applicable withholding taxes, upon surrender of the outstanding Shares. In addition, each outstanding option, restricted stock grant, restricted stock subject to vesting or similar rights to purchase or acquire Shares (“Stock Rights”), whether or not vested, will be canceled in exchange for the right to receive a cash payment equal to the Merger Consideration, less the applicable exercise price of such Stock Right, if any.

At the closing of the Merger and pursuant to the Merger Agreement, the Issuer’s certificate of incorporation will be amended as a result of the Merger so as to read in its entirety as the certificate of incorporation of Merger Sub, except that the name of the surviving corporation in the Merger will be “Hi-Tech Pharmacal Co., Inc.”, and the Issuer’s bylaws will be amended as a result of the Merger so as to read in their entirety as the bylaws of Merger Sub.  The directors of Merger Sub will become the directors of the surviving corporation in the Merger and the officers of the Issuer will become the officers of the surviving corporation in the Merger.

Pursuant to the Merger Agreement, Hi-Tech is required to seek the approval of the Merger by its stockholders at a meeting called for such purpose and will file a proxy statement with the Securities and Exchange Commission within 20 (twenty) business days of the date of the Merger Agreement.

Assuming approval of the Merger by Hi-Tech’s stockholders, following the Merger, the Shares will no longer be traded on The Nasdaq Stock Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934 will be terminated.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Voting Agreement

In connection with the execution of the Merger Agreement, Akorn entered into the Voting Agreement with the Stockholders.  Pursuant to the Voting Agreement, the Stockholders agreed to vote their Shares in favor of, among other things, the Merger Agreement and against any (i) Acquisition Proposal (as defined in the Merger Agreement) or (ii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or would result in a breach of any covenant, representation or warranty or any other obligation of Hi-Tech contained in the Merger Agreement or of the Stockholders contained in the Voting Agreement.  Pursuant to the Voting Agreement, each Stockholder granted Akorn (or any senior executive officer thereof) an irrevocable proxy and power-of-attorney to vote their Shares or execute written consents in respect of their Shares in favor of the Merger and the approval of the Merger Agreement.  A family member of a Stockholder executed a Joinder to the Voting Agreement on August 28, 2013. The Stockholders (including the party to the Joinder) together own approximately 15.1% of the outstanding Shares.  In addition, certain of the Stockholders have agreed to seek Joinders from certain additional family members.  Such additional family members together own approximately 3.5% of the outstanding Shares.  The Voting Agreement and Joinders will terminate upon the earlier of (i) the closing date of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.  In addition, the Stockholders may terminate the Voting Agreement and Joinders if there is a decrease in or change in the form of the Merger Consideration.  Akorn may terminate the Voting Agreement and Joinders at any time.

Schedule II lists the names and number of Shares that are beneficially held by each Stockholder and subject to this Schedule 13D.

Except as described above, the Reporting Persons currently have no plans or proposals that relate to, or which may result in, any of the matters listed in Items 4(a) through 4(j) of Schedule 13D.  The Reporting Persons reserve the right to develop such plans.

The foregoing summaries of the Merger Agreement, the Voting Agreement and the form of Joinder to the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively.

Item 5.   Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Voting Agreement, the Reporting Persons did not own any shares of Issuer Common Stock. However, as of execution of the Voting Agreement on August 26, 2013 and a Joinder to the Voting Agreement on August 28, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 2,058,615 shares of Issuer Common Stock, representing approximately 15.1% of the Issuer Common Stock outstanding as of August 23, 2013 (based on the number of shares outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by the Reporting Persons is approximately 15.1%.

Except as set forth above, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d)           The Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1
Agreement and Plan of Merger, dated as of August 26, 2013, by and among Akorn, Inc., Akorn Enterprises, Inc., and Hi-Tech Pharmacal Co., Inc., incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Akorn on August 28, 2013 (File No. 001-32360)).

2
Voting Agreement, dated as of August 26, 2013, by and among Akorn, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Akorn on August 28, 2013 (File No. 001-32360)).

3	Form of Joinder to Voting Agreement.
4	Debt Commitment Letter, dated as of August 26, 2013, from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC to Akorn, Inc.
5	Joint Filing Agreement, dated September 5, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKORN, INC.

Date: September 5, 2013	By:	/s/ Joseph Bonaccorsi
		Name:	Joseph Bonaccorsi
		Title:	Senior Vice President, General Counsel and Secretary

AKORN ENTERPRISES, INC.

	By:	/s/ Joseph Bonaccorsi
		Name:	Joseph Bonaccorsi
		Title:	Secretary

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
AKORN, INC. AND AKORN ENTERPRISES, INC.

Directors and Executive Officers of Akorn. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Akorn and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Akorn. The current business address of each person is 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045 and the current phone number is (847) 279-6100.  Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Principal Occupation
Directors
John N. Kapoor
Dr.  Kapoor has served as the Chairman of Akorn’s Board since October 1990.  Dr. Kapoor served as Akorn’s interim Chief Executive Officer from March 2001 to May 2002 and as Akorn’s Chief Executive Officer from May 2002 to December 2002.  Dr. Kapoor is the President of EJ Financial Enterprises, Inc.  Dr. Kapoor is the chairman of the board of directors of Insys Therapeutics, into which NeoPharm, Inc. merged in October 2010.  Prior to NeoPharm’s merger, Dr. Kapoor was the chairman of its board of directors.

Kenneth S. Abramowitz
Mr. Abramowitz was elected to the Akorn Board in May 2010.  Mr. Abramowitz is a co-founder and Managing General Partner of NGN Capital. He joined NGN Capital from The Carlyle Group in New York where he was Managing Director from 2001 to 2003. Mr. Abramowitz currently sits on the Board of Directors of EKOS Corporation, OptiScan Biomedical Corporation, Cerapedics, Inc., Valtech Cardio and Small Bone Innovations, Inc.

Adrienne L. Graves
Dr. Graves was appointed a director by the Akorn Board in March 2012.  From 2002 to 2010, Dr. Graves was President and Chief Executive Officer of Santen Inc., the U.S. subsidiary of Santen Pharmaceutical Co., Ltd.  She currently serves on the Boards of TearLab Corporation, Encore Vision, the American Academy of Ophthalmology Foundation, the Pan-American Ophthalmology Foundation, the American Association for Cataract and Refractive Surgery, the Glaucoma Research Foundation, KeepYourSight Foundation, the Corporation Committee for the Brown University Medical School, Aerpio Therapeutics, Himalayan Cataract Project and the Advisory Board for Amach Capital Partners.

Ronald M. Johnson
Mr. Johnson was appointed a director by the Akorn Board in May 2003.   Mr. Johnson is the president of Becker & Associates Consulting.  Previously, Mr. Johnson was Executive Vice President of The Lewin Group, a subsidiary of Quintiles Transnational, Inc.  Prior to joining The Lewin Group, Mr. Johnson served as Executive Vice President of Quintiles Consulting, a business unit of Quintiles Transnational, Inc. from 1997 to 2006.

Steven J. Meyer
Mr. Meyer was appointed a director by the Akorn Board in June 2009.  Since 2005, Mr. Meyer has served as the Chief Financial Officer of JVM Realty.  Mr. Meyer sits on the Board of Directors for INSYS Therapeutics.

Brian Tambi
Mr. Tambi was appointed a director by the Akorn Board in June 2009.  Since August 2006, Mr. Tambi has served as the Chairman of the Board, President & CEO of BrianT Laboratories and has been a member of the Board of Directors of Insys Therapeutics since July 2007.

Alan Weinstein
Mr. Weinstein was appointed a director by the Akorn Board in July 2009.  Since 2000, Mr. Weinstein has provided consulting services to supplier clients in the areas of hospital organization, hospital operations, and working with group purchasing   organizations.  Mr. Weinstein serves as a director on the boards of Vascular Pathways, Inc., Precyse Solutions, SutureExpress and OpenMarkets.

Executive Officers
Raj Rai
Mr. Rai was appointed Akorn’s Interim Chief Executive Officer in June 2009, and appointed Akorn’s Chief Executive Officer in May 2010.  He had been appointed Strategic Consultant to the Special Committee of the Board in February 2009, following the departure of Akorn’s former President and Chief Executive Officer.  Prior to joining Akorn, Mr. Rai was the President and CEO of Option Care, Inc.

Timothy A. Dick	Mr. Dick was appointed Akorn’s Chief Financial Officer in June 2009. Most recently, he was Vice President, Operations Improvement & Analysis of Option Care, Inc., a division of Walgreen Co.
Joseph Bonaccorsi
Mr. Bonaccorsi joined Akorn in 2009 as Senior Vice President, Secretary and General Counsel.  Mr. Bonaccorsi came to Akorn from Walgreen Co., where he served as Senior Vice President Mergers & Acquisition and Counsel for the Walgreens-Option Care Home Care division.

Bruce Kutinsky
Dr. Kutinsky joined Akorn in 2009 as Senior Vice President of Corporate Strategy and was named President, Consumer Health Division in May 2011.  In September 2012, Dr. Kutinsky was appointed to serve as Akorn’s Chief Operating Officer.  Before joining Akorn, Dr. Kutinsky was Vice President – Strategic Solutions for Walgreens.

John R. Sabat
Mr. Sabat assumed the position of Akorn’s Senior Vice President, National Accounts and Trade Relations in June 2009, after serving as Senior Vice President Sales, Marketing and National Accounts since February 2009.  He had served as Akorn’s Senior Vice President, National Accounts since October 2004.

Mark M. Silverberg	Mr. Silverberg currently serves as Akorn’s Executive Vice President, Global Quality Assurance and Alliance Management, after serving as Senior Vice President, Global Quality Assurance since May 2006.

Directors and Officers of Merger Sub. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Merger Sub and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each officer of Merger Sub. The current business address of each person is 1925 W. Field Court, Suite 300, Lake Forest, Illinois 60045 and the current phone number is (847) 279-6100.  Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Principal Occupation
Raj Rai
Director of Merger Sub.  President of Merger Sub.  Mr. Rai was appointed Akorn’s Interim Chief Executive Officer in June 2009, and appointed Akorn’s Chief Executive Officer in May 2010.  He had been appointed Strategic Consultant to the Special Committee of the Board in February 2009, following the departure of Akorn’s former President and Chief Executive Officer.  Prior to joining Akorn, Mr. Rai was the President and CEO of Option Care, Inc.

Timothy A. Dick
Director of Merger Sub.  Vice President and Treasurer of Merger Sub.  Mr. Dick was appointed Akorn’s Chief Financial Officer in June 2009.  Most recently, he was Vice President, Operations Improvement & Analysis of Option Care, Inc., a division of Walgreen Co.

Joseph Bonaccorsi
Director of Merger Sub.  Secretary of Merger Sub.  Mr. Bonaccorsi joined Akorn in 2009 as Senior Vice President, Secretary and General Counsel.  Mr. Bonaccorsi came to Akorn from Walgreen Co., where he served as Senior Vice President Mergers & Acquisition and Counsel for the Walgreens-Option Care Home Care division.

SCHEDULE II

STOCKHOLDER INFORMATION

Name	Shares	Options to Purchase Shares
David S. Seltzer	1,371,185	550,000
Reuben Seltzer	521,510	326,250
Yashar Hirshaut, M.D.	45,500	110,875
Debrah Seltzer	120,420	0
William Peters	0	158,750
Martin M. Goldwyn	0	95,194
Anthony J. Puglisi	0	87,250
Bruce W. Simpson	0	50,468
Jack van Hulst	0	46,281